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News Release

Amersham plc appoints Peter Loescher as Chief Operating Officer

London, UK — 14 November 2003 — Amersham plc (LSE, NYSE, OSE: AHM) today announces the appointment of Peter Loescher to the role of Chief Operating Officer, effective 1 January 2004. Mr Loescher, 46, joined the company in December 2002 as President of Amersham Health and an Executive member of the Amersham plc Board. In this new role Mr Loescher will continue to lead Amersham Health and to report to Sir William Castell, Chief Executive, Amersham. Andrew Carr, President Discovery Systems and Peter Ehrenheim, President Protein Separations will report to Mr Loescher with respect to their operational responsibilities.

Sir William Castell, Chief Executive of Amersham, said: “Since joining Amersham Peter has brought a more customer-led approach to our marketing operations and has realigned Amersham Health’s focus on its core medical diagnostics business. His appointment as Chief Operating Officer reflects our confidence in his ability to take on wider operational responsibility for the delivery of our business goals.”

Prior to joining Amersham, Mr Loescher, was Chairman and Chief Executive Officer of Aventis Pharma in Japan, the world’s second largest pharmaceutical market. Mr Loescher is a graduate of the Vienna University of Economics and Business Administration, and has also studied at the Chinese University of Hong Kong and Harvard Business School.

Notes to Editors:

On October 10, 2003, General Electric (GE) and Amersham announced a recommended share exchange acquisition by GE of Amersham. This is subject to a number of conditions including regulatory clearances and shareholder approval.

Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had sales of £1.62 billion in 2002 and has over 10,000 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively. For more information, visit our website at www.amersham.com

Amersham — bringing vision to medical discovery

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Enquiries:

UK Investors Alexandra Morris	Tel: +44 (0)1494 542 051

Media Dr. Lynne Gailey Dr. Graeme Holland	Tel: +44 (0)1494 542 050 Tel: +44 (0)1494 542 115

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     This document contains forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of General Electric Company (“General Electric”) resulting from and following the acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions of the acquisition, General Electric’s ability to successfully combine the business of GE Medical Systems and Amersham and to realise expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in General Electric’s and Amersham’s filings with the SEC. Neither General Electric nor Amersham undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

     This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric commences its acquisitions for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a Registration Statement relating to the offer with the SEC. If General Electric files a Registration Statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such Registration Statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

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